UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FS KKR Capital Corp.
(Name of Subject Company (Issuer))

KKR Alternative Assets L.P.
KKR Alternative Assets Limited
(Name of Filing Person (Offeror))

Common stock, par value $0.001 per share
(Title of Class of Securities)

302635206
(CUSIP Number of Class of Securities)

Noah Greenhill, Esq.
KKR Alternative Assets L.P.
30 Hudson Yards
New York, NY 10001
(212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenneth Wallach, Esq.
Lesley Peng, Esq.
Patrick Baron, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by KKR Alternative Assets L.P., a Delaware limited partnership (the “Purchaser”), on May 12, 2026 (the “Schedule TO”) in connection with the Purchaser’s offer to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation, at a price equal to $11.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (the “Offer to Purchase”), which was previously filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which, together with this Amendment collectively constitute the “Offer.”

KKR Alternative Assets Limited, the general partner of the Purchaser, is being named as a bidder in in this Amendment because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the Items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in the Offer to Purchase and Item 5 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements—Past Contacts, Transactions, Negotiations and Agreements—Purchase Agreement” is amended and supplemented by adding the following to the end of the first paragraph of such Section:

“There is no cap on such 1.00% per annum increases.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

The disclosure in the Offer to Purchase and Item 6 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

Section 11 — “Purpose of the Offer and Plans for the Company” is amended by deleting the first paragraph and restating it as follows:

“The Offer is being made for the purpose of supporting the share price of the Company. On May 10, 2026, the Purchaser entered into the Purchase Agreement to purchase $150,000,000 in Convertible Preferred Stock. The Purchase Agreement for Convertible Preferred Stock was entered into for the purpose of supporting the Company through a direct investment. The closing of the purchase is subject to the expiration of the Offer and other customary closing conditions and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (See Section 13 — “Conditions of the Offer”). The Purchaser presently expects that it will retain the Shares it purchases pursuant to the Offer.”

Item 11.	Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

The cover page of the Offer to Purchase is amended by deleting the third paragraph and restating it as follows:

“The net asset value per Share at March 31, 2026 (the last date prior to the commencement of the Offer for which the Company reported net asset value) was $18.83. The Company’s net asset value per Share is determined on no less than a quarterly basis (or at such other times as the Company’s board of directors (the “Company Board”) may determine), based on the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the valuation policy of FS/KKR Advisor, LLC (the “Adviser”), a Delaware limited liability company, which serves as the investment adviser to the Company. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is jointly operated by KKR Credit Advisors (US) LLC (“KKR Credit”) and FSJV Holdco, LLC, an affiliate of Franklin Square Holdings L.P. (which does business as Future Standard, formerly FS Investments). Stockholders can find additional net asset values for the Shares at www.fskkrcapitalcorp.com (the “Company’s website”). The contents of the Company’s website are not intended to be incorporated by reference into this communication, and any references to the Company’s website herein are intended to be inactive textual references only. The Shares are currently listed and traded on The New York Stock Exchange (“NYSE”) under the symbol “FSK.” On May 11, 2026 the closing price of the Shares on the NYSE was $10.76 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares.”

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(a)(1)(C)	Press Release issued by the Purchaser on May 11, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Purchaser on May 11, 2026).

(a)(1)(D)	Summary Advertisement as published in The Wall Street Journal on May 12, 2026 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(b)	None.

(d)(1)	Purchase Agreement, dated May 10, 2026, by and between the Purchaser and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 11, 2026).

(d)(2)	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(3)
Amended and Restated Investment Advisory Agreement, dated as of June 16, 2021, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(4)
Administration Agreement, dated as of April 9, 2018, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(5)
Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 8, 2026, by and among the Company, JPMorgan Chase Bank, N.A. and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 11, 2026).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2026

KKR Alternative Assets L.P.
By: KKR Alternative Assets Limited, its general partner

By:	/s/ Noah Greenhill
	Name:	Noah Greenhill
	Title:	Authorized Signatory

KKR Alternative Assets Limited

By:	/s Noah Greenhill
	Name:	Noah Greenhill
	Title:	Authorized Signatory